UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                                BLADELOGIC, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    09265M102
                                 (CUSIP Number)

                                FEBRUARY 28, 2008
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                          Continued on following pages
                               Page 1 of 9 Pages
                              Exhibit Index: Page 7

                                  SCHEDULE 13G

CUSIP NO.: 09265M102                                          PAGE 2 OF 9 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  LOUIS M. BACON

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          1,461,500
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         1,461,500
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,461,500

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.28%

12       Type of Reporting Person (See Instructions)

                                    IN; IA

                                  SCHEDULE 13G

CUSIP NO.: 09265M102                                          PAGE 3 OF 9 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MOORE CAPITAL MANAGEMENT, LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                            5             Sole Voting Power
Number of                                          1,461,500
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         1,461,500
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,461,500

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.28%

12       Type of Reporting Person (See Instructions)

                                    OO; IA

                                  SCHEDULE 13G

CUSIP NO.: 09265M102                                          PAGE 4 OF 9 PAGES


ITEM 1(A)         NAME OF ISSUER:

                  Bladelogic, Inc. (the "Issuer")

ITEM 1(B)         ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  10 Maguire Road
                  Lexington, MA 02421

ITEM 2(A)         NAME OF PERSON FILING:

                  This statement is being filed (1) by Louis M. Bacon ("Mr. Bacon"), a United States citizen, in his capacity as chairman, chief executive officer and director of Moore Capital Management, LLC, a New York limited liability company ("MCM"), and (2) by MCM. MCM serves as discretionary investment manager to an exempted limited partnership organized under the laws of the Commonwealth of the Bahamas (the "Fund"). This statement relates to Shares (as defined below) held for the account of the Fund. Each of Mr. Bacon and MCM, in the capacities set forth above, may be deemed to be the beneficial owner of Shares held for the account of the Fund.

ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The principal business office of each of Mr. Bacon and MCM is located at 1251 Avenue of the Americas, New York, New York 10020.

ITEM 2(C)         CITIZENSHIP:

                  i) Mr. Bacon is a United States citizen; and

                  ii) MCM is a New York limited liability company.

ITEM 2(D)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $0.001 per share (the "Shares").

ITEM 2(E)         CUSIP NUMBER:

                  09265M102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  This Item 3 is not applicable.

ITEM 4.           OWNERSHIP:

ITEM 4(A)         AMOUNT BENEFICIALLY OWNED:

                  As of the Date of Event, each of Mr. Bacon and MCM may be deemed to be the beneficial owner of 1,461,500 Shares held for the account of the Fund.

                                  SCHEDULE 13G

CUSIP NO.: 09265M102                                          PAGE 5 OF 9 PAGES



ITEM 4(B)         PERCENT OF CLASS:

                  As of the Date of Event, Mr. Bacon and MCM may be deemed to be the beneficial owner of 5.28% of the total number of Shares outstanding.

ITEM 4(C)         NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         MR. BACON
         ----------
         (i)       Sole power to vote or direct the vote:              1,461,500

         (ii)      Shared power to vote or to direct the vote                  0

         (iii)     Sole power to dispose or to direct the
                   disposition of                                      1,461,500

         (iv)      Shared power to dispose or to direct the
                   disposition of                                              0

         MCM
         ---
         (i)       Sole power to vote or direct the vote:              1,461,500

         (ii)      Shared power to vote or to direct the vote                  0

         (iii)     Sole power to dispose or to direct the
                   disposition of                                      1,461,500

         (iv)      Shared power to dispose or to direct the
                   disposition of                                              0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  This Item 5 is not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  The partners of the Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the Fund in accordance with their respective ownership interests in the Fund.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  This Item 7 is not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  This Item 8 is not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  This Item 9 is not applicable.

ITEM 10.          CERTIFICATION:

                  By signing below, each of Mr. Bacon and MCM certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

CUSIP NO.: 09265M102                                          PAGE 6 OF 9 PAGES


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 6, 2008

                                     LOUIS M. BACON



                                     By:      /s/ James E. Kaye
                                              ---------------------------------
                                              Name:    James E. Kaye
                                              Title:   Attorney-in-Fact



                                     MOORE CAPITAL MANAGEMENT, LLC



                                     By:      /s/ James E. Kaye
                                              ---------------------------------
                                              Name:    James E. Kaye
                                              Title:   Vice President

                                  SCHEDULE 13G

CUSIP NO.: 09265M102                                          PAGE 7 OF 9 PAGES


                                  EXHIBIT INDEX

                                                                        PAGE NO.

A.       Joint Filing Agreement, dated as of March 6, 2008, by and between
         Louis M. Bacon and Moore Capital Management, LLC.....................9

B.       Power of Attorney, dated as of July 5, 2007, granted by Louis M.
         Bacon in favor of James E. Kaye and Anthony J. DeLuca...............10

                                  SCHEDULE 13G

CUSIP NO.: 09265M102                                          PAGE 8 OF 9 PAGES

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, par value $0.001 per share, of Bladelogic, Inc. dated as of March 6, 2008, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:  March 6, 2008

                                       LOUIS M. BACON



                                       By:      /s/ James E. Kaye
                                                -------------------------------
                                                Name:    James E. Kaye
                                                Title:   Attorney-in-Fact



                                       MOORE CAPITAL MANAGEMENT, LLC



                                       By:      /s/ James E. Kaye
                                                -------------------------------
                                                Name:    James E. Kaye
                                                Title:   Vice President

                                  SCHEDULE 13G

CUSIP NO.: 09265M102                                          PAGE 9 OF 9 PAGES


                                    EXHIBIT B

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENT, that I, Louis M. Bacon, hereby make constitute and appoint each of James E. Kaye and Anthony J. DeLuca, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name (a) in my personal capacity or (b) in my capacity as Chairman and Chief Executive Officer of each of Moore Capital Management, LLC and Moore Capital Advisors, LLC and their respective affiliates all documents, certificates, instruments, statements, filing and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(f), and (c) any initial statements of, or states of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

         This power of attorney shall be valid from the date hereof until revoked by me.

         IN WITNESS WHEREOF, I have executed this instrument as of the July 5, 2007.



                                       /s/ Louis M. Bacon
                                       -----------------------------
                                       Louis M. Bacon